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The Voting Instructions must be signed, completed and received at the indicated
address prior to 10:00 A.M. (New York City time) on May 16, 2000 for action to be taken.

2000 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES
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                    Satyam Infoway Limited (the "Company")

CUSIP No:               804099109
ADS Record Date:        April 19, 2000
Meeting Specifics:      Annual General Meeting--May 22, 2000 at 11:00 A.M.
                        (local time) located on the 11th Floor, Mayfair Centre,
                        S.P. Road, Secunderabad 500-003, India.
Meeting Agenda:         Please refer to the Company's Notice of Meeting
                        enclosed.
Depositary:             Citibank, N.A.
Deposit Agreement:      Deposit Agreement, dated as of October 18, 1999, as
                        amended by Amendment No. 1 to Deposit Agreement, dated
                        as of January 6, 2000.
Deposited Securities:   Equity shares, par value Rs. 10 per share, of the
                        Company.
Custodian:              Citibank, N.A.--Mumbai Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the under-signed is duly authorized to give the voting instructions contained therein.
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If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

                                                             Ordinary Business

                                                         FOR    AGAINST  ABSTAIN

                                                      1  [NA]     [NA]     [NA]

                                                      2  [__]     [__]     [__]

                                                      3  [__]     [__]     [__]

                                                      4  [__]     [__]     [__]

                                                            Special Business

                                                      5  [__]     [__]     [__]

                                                      6  [__]     [__]     [__]

                                       Please sign your name to the Voting
                                       Instructions exactly as printed below.
                                       When signing in a fiduciary or
                                       representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

SIGNATURE(S)____________________ DATE ____________
Please sign here exactly as your name(s) appear(s)
to the left. When signing as attorney, executor,
administrator, trustee, guardian or in another
representative capacity, please give full title.
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                               Ordinary Business

1. Approval of the adoption of the Audited Balance Sheet, as of March 31, 2000, and the Profit and Loss Account, the Auditors' Report and the Directors' Report for the year ended March 31, 2000.

2. Approval of the re-appointment of Mr. R. Ramaraj as a Director.

3. Approval of the re-appointment of Mr. T. Hanuman Chowdhary as a Director.

4. Approval of the re-appointment of M/s. Bharat S. Raut & Co. as Chartered Accountants, as set forth in the Company's Notice of Meeting enclosed herewith.

                               Special Business

5. Approval of the Issuance of additional equity shares for acquisitions by the Company, as set forth in the Company's Notice of Meeting enclosed herewith.

6. Approval of the Issuance of additional equity shares under the Associate Stock Option plan to Satyam Computer Services Limited, as set forth in the Company's Notice of Meeting enclosed herewith.